

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 2, 2008

Ms. Amy W. Leong
Controller
TC Pipelines, LP
13710 FNB Parkway
Omaha, Nebraska 68154

> **Re:** **TC Pipelines, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 0-26091**

Dear Ms. Leong:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief